WESTERN SIZZLIN CORPORATION
416 South Jefferson Street, Suite 600
Roanoke, Virginia 24011

November 19, 2008

VIA EDGAR

United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:  Max A. Webb, Esq.

Re:	Western Sizzlin Corporation
Application for Withdrawal of
Registration Statement on Form S-4 (File No. 333-154313)

Dear Mr. Webb:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Western Sizzlin Corporation (the “Company”) is filing a request with the Securities and Exchange Commission (the “SEC”) that its Registration Statement on Form S-4 filed with the SEC on October 15, 2008 (File No. 333-154313), together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn.  The Company is withdrawing the Registration Statement because the Company has determined not to proceed with the exchange offer contemplated by the Registration Statement at this time.  The Registration Statement has not been declared effective by the SEC and no securities were offered or sold in connection with the Registration Statement.

If you and/or the Staff have any questions related to the withdrawal of the Registration Statement, please contact the Company’s counsel, Michael R. Neidell of Olshan Grundman Frome Rosenzweig & Wolosky LLP, at (212) 451-2230.

Very truly yours,

Western Sizzlin Corporation

By:	/s/ Robyn B. Mabe
Robyn B. Mabe
Chief Financial Officer